EXHIBIT 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2019

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2019. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded fifteen entities acquired by the Company during the last fiscal period, including the acquisition of Global Restoration, from its assessment of internal control over financial reporting as at December 31, 2019. The total assets and total revenues of the fifteen majority-owned entities represent 11.8% and 13.4%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2019.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2019, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson	/s/ Jeremy Rakusin
Chief Executive Officer	Chief Financial Officer
February 20, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings (loss), consolidated statements of comprehensive earnings (loss), consolidated statements of shareholders' equity and consolidated statements of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded 15 entities from its assessment of internal control over financial reporting as of December 31, 2019 because they were acquired by the Company in purchase business combinations during 2019. We have also excluded these 15 entities from our audit of internal control over financial reporting. Total assets and total revenues of these majority-owned entities excluded from management’s assessment and our audit of internal control over financial reporting represent 11.8% and 13.4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Global Restoration - Fair Value of Intangible Assets

As described in Note 4 to the consolidated financial statements, the Company acquired Global Restoration for net cash consideration of $506.7 million in 2019, which resulted in $222.1 million of intangible assets being recorded. Intangible assets acquired comprised of customer relationships of $213.2 million, backlog of $7.1 million, trademarks and trade names of $1.8 million. Management recorded the intangible assets acquired at fair value on the date of acquisition using the income approach on an individual asset basis. Management applied judgment in estimating the fair value of intangible assets acquired, which included the use of assumptions with respect to future earnings before interest, taxes, depreciation and amortization (EBITDA) margins, revenue growth rates, expected attrition rates of acquired customer relationships and discount rates.

The principal considerations for our determination that performing procedures relating to the fair value of intangible assets recorded in the acquisition of Global Restoration is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the judgment applied by management when developing the estimate; (ii) significant audit effort was required in evaluating the assumptions relating to the estimated fair value of intangible assets, including future EBITDA margins, revenue growth rates, expected attrition rates of acquired customer relationships and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of intangible assets and controls over development of the assumptions related to the valuation of intangible assets, including future EBITDA margins, revenue growth rates, expected attrition rates of acquired customer relationships and discount rates. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s process for estimating the fair value of intangible assets; (iii) evaluating the appropriateness of the valuation method; (iv) testing the completeness, accuracy and relevance of the data used in estimating the fair value of intangible assets; and (v) evaluating the reasonableness of assumptions used by management. Evaluating the reasonableness of assumptions used by management including future EBITDA margins, revenue growth rates and expected attrition rates of acquired customer relationships involved considering the past performance of the acquired business, economic and industry forecasts, and similar prior acquisitions made by the Company. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s valuation method and certain assumptions, such as the discount rates.

Goodwill Impairment Assessment

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s goodwill balance was $644.8 million as of December 31, 2019. Management conducts an impairment test as of August 1 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a market multiple method. Management applied significant judgment in estimating the fair value of each reporting unit, which included the use of significant assumptions with respect to multiples of EBITDA for comparable entities with similar operations and economic characteristics.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) there was significant judgment applied by management when estimating the fair value of the reporting units; which in turn led to (ii) a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s significant assumptions, including multiples of EBITDA for comparable entities with similar operations and economic characteristics.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the estimation of the fair value of the Company’s reporting units. These procedures also included, among others, (i) testing management’s process for estimating the fair value of the reporting units; (ii) evaluating the appropriateness of the market multiple method; (iii) testing the completeness, accuracy and relevance of the data used in estimating the fair value of the reporting units; and (iv) evaluating the reasonableness of the significant assumptions used by management, including multiples of EBITDA for comparable entities with similar operations and economic characteristics. Evaluating the reasonableness of the significant assumptions used by management involved (i) comparing the multiples of EBITDA to the multiples of similar prior acquisitions made by the Company and to the current trading multiple of the Company, as well as to external market and industry data, and (ii) performing sensitivity analyses.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2020

We have served as the Company's auditor since 2014.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in thousands of US dollars, except per share amounts)

Years ended December 31	2019	2018

Revenues	$2,407,410	$1,931,473

Cost of revenues (exclusive of depreciation and amortization shown below)	1,634,097	1,320,252
Selling, general and administrative expenses	546,257	426,377
Depreciation	40,859	35,257
Amortization of intangible assets	38,698	17,515
Settlement of long-term incentive arrangement ("LTIA") (note 19)	314,379	-
Acquisition-related items (note 4)	7,539	4,504
Operating earnings (loss)	(174,419)	127,568

Interest expense, net	32,080	12,620
Other (income) expense, net (note 6)	(6,015)	(254)
Earnings (loss) before income tax	(200,484)	115,202
Income tax (note 15)	27,147	24,922
Net earnings (loss)	(227,631)	90,280

Non-controlling interest share of earnings (note 12)	7,874	11,180
Non-controlling interest redemption increment (note 12)	16,105	13,235
Net earnings (loss) attributable to Company	$(251,610)	$65,865

Net earnings (loss) per common share (note 16)

Basic	$(6.58)	$1.83
Diluted	$(6.58)	$1.80

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(in thousands of US dollars)

Years ended December 31	2019	2018

Net earnings (loss)	$(227,631)	$90,280

Foreign currency translation (loss) gain	2,659	(2,623)
Comprehensive earnings (loss)	(224,972)	87,657

Less: Comprehensive earnings attributable to non-controlling shareholders	23,979	24,415

Comprehensive earnings (loss) attributable to Company	$(248,951)	$63,242

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2019	2018
Assets
Current assets
Cash and cash equivalents	$121,198	$66,340
Restricted cash	13,093	13,504
Accounts receivable, net of allowance of $13,136 (December 31, 2018 - $9,177)	393,730	239,925
Income tax recoverable	4,147	9,337
Inventories (note 7)	94,511	48,227
Prepaid expenses and other current assets	41,457	37,739
	668,136	415,072
Other receivables	4,033	4,212
Other assets	4,955	6,135
Deferred income tax (note 15)	2,836	-
Fixed assets (note 8)	131,545	98,102
Operating lease right-of-use assets (note 5)	132,893	-
Intangible assets (note 9)	366,224	148,798
Goodwill (note 10)	644,847	335,155
	1,287,333	592,402
	$1,955,469	$1,007,474
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$76,226	$41,709
Accrued liabilities (note 7)	165,444	132,572
Unearned revenues	74,100	36,746
Operating lease liabilities - current (note 5)	30,622	-
Long-term debt - current (note 11)	5,545	3,915
Contingent acquisition consideration - current (note 18)	6,269	12,005
	358,206	226,947
Long-term debt - non-current (note 11)	761,078	330,608
Operating lease liabilities - non-current (note 5)	111,247	-
Contingent acquisition consideration (note 18)	8,154	1,281
Unearned revenues	12,593	13,453
Other liabilities	45,403	40,797
Deferred income tax (note 15)	58,239	6,577
	996,714	392,716
Redeemable non-controlling interests (note 12)	174,662	151,585

Shareholders' equity	425,887	236,226
	$1,955,469	$1,007,474

Commitments and contingencies (note 19)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,

/s/Bernard I. Ghert	/s/D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other
	outstanding		Contributed	Earnings	comprehensive
	shares	Amount	surplus	(Deficit)	loss	Total
Balance, December 31, 2017	35,916,383	$143,770	$41,463	$7,545	$(492)	$192,286

Net earnings	-	-	-	65,865	-	65,865
Other comprehensive loss	-	-	-	-	(2,623)	(2,623)
Subsidiaries’ equity transactions	-	-	(336)	-	-	(336)

Common Shares:
Stock option expense	-	-	5,767	-	-	5,767
Stock options exercised	194,100	5,479	(1,797)	-	-	3,682
Dividends	-	-	-	(19,417)	-	(19,417)
Purchased for cancellation	(130,436)	(542)	-	(8,456)	-	(8,998)
Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226

Net earnings (loss)	-	-	-	(251,610)	-	(251,610)
Other comprehensive earnings	-	-	-	-	2,659	2,659

Impact of ASC 842 - Leases (note 5)	-	-	-	(390)	-	(390)

Subsidiaries’ equity transactions	-	-	(10)	-	-	(10)

Common Shares:
Stock option expense	-	-	8,126	-	-	8,126
Stock options exercised	432,050	13,481	(2,424)	-	-	11,057
Dividends	-	-	-	(23,411)	-	(23,411)
Issued - settlement of LTIA (note 19)	2,918,860	251,503	-	-	-	251,503
Issued - share offering (note 13)	2,165,000	191,737	-	-	-	191,737
Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$(227,631)	$90,280
Items not affecting cash:
Depreciation and amortization	79,557	52,772
Settlement of long-term incentive arrangement	251,503	-
Deferred income tax	(8,988)	1,989
Other	2,258	5,837

Changes in non-cash working capital:
Accounts receivable	(17,396)	(37,100)
Inventories	(7,107)	(5,780)
Prepaid expenses and other current assets	(1,033)	(6,152)
Accounts payable	858	(3,249)
Accrued liabilities	7,228	12,462
Income tax payable	4,644	(5,142)
Unearned revenues	11,808	(6,330)
Other liabilities	13,069	1,257
Contingent acquisition consideration paid	(962)	(1,383)
Net cash provided by operating activities	107,808	99,461
Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(579,863)	(59,444)
Disposal of businesses, net of cash disposed (note 6)	13,030	-
Purchases of fixed assets	(46,628)	(40,597)
Other investing activities	(1,504)	(6,158)
Net cash used in investing activities	(614,965)	(106,199)
Financing activities
Increase in long-term debt	624,052	103,914
Repayment of long-term debt	(194,193)	(41,626)
Proceeds received on common share issuance (note 13)	191,737	-
Financing fees paid	(4,000)	(575)
Purchases of non-controlling interests	(34,319)	(3,600)
Sale of interests in subsidiaries to non-controlling interests	3,671	1,200
Contingent acquisition consideration paid	(9,094)	(7,862)
Proceeds received on exercise of stock options	11,057	3,682
Dividends paid to common shareholders	(22,044)	(18,780)
Distributions paid to non-controlling interests	(5,725)	(6,913)
Repurchases of Common Shares	-	(8,998)
Net cash provided by financing activities	561,142	20,442
Effect of exchange rate changes on cash	462	(754)
Increase in cash, cash equivalents and restricted cash	54,447	12,950
Cash, cash equivalents and restricted cash, beginning of year	79,844	66,894
Cash, cash equivalents and restricted cash, end of year	$134,291	$79,844

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.       Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, CertaPro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and Century Fire Protection.

2.       Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

On January 1, 2018, the Company adopted updated guidance issued by the FASB on restricted cash (ASU No. 2016-18). This ASU requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment. This update has been applied retrospectively.

Accounts Receivable

In the ordinary course of business, the Company extends non-interest bearing trade credit to its customers. Accounts receivable are reported on the face of the consolidated balance sheets, net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years straight-line

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to our amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders and our $150,000 of senior secured notes (the “Senior Notes”) are deferred and amortized to interest expense using the effective interest method.

Adoption of ASC 842

The Company adopted ASU 842, Leases, as of January 1, 2019, using the modified retrospective approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

See note 5 to the consolidated financial statements for additional disclosures about the impact of adoption of ASC 842.

Accounting Policy for Leases under ASC 842

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index. In determining minimum lease payments, the Company does not separate non-lease components for real estate leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset, such as common area maintenance.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis beginning on the lease commencement date. Right-of-use assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. They are amortized over their estimated useful lives as follows:

Customer relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 1 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and revenue is recognized as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues and advertising fund expenditures are reported as expenses in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as a deferred liability, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to restoration and construction contracts, are recognized over time based on percentage of completion, based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The determination of fair values of assets and liabilities assumed in business combinations requires the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.       Revenue from contracts with customers

Within the FirstService Brands segment, franchise fee revenue recognized during the twelve months ended December 31, 2019 that was included in deferred revenue at the beginning of the period was $4,462 (2018 - $3,392). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the twelve months ended December 31, 2019 were $1,717 (2018 - $1,220). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at December 31, 2019 was $6,711 (2018 - $7,031). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at December 31, 2019, the aggregate amount of backlog was $300,499. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Year ended
	December 31
	2019	2018
Revenues

FirstService Residential	$1,411,998	$1,254,840
FirstService Brands company-owned operations	836,637	540,058
FirstService Brands franchisor	153,826	132,079
FirstService Brands franchise fee	4,949	4,496

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       Acquisitions

2019 acquisitions:

The Company acquired controlling interests in fifteen businesses, including three in the FirstService Residential segment and twelve in the FirstService Brands segment.

In the FirstService Brands segment, the Company acquired Global Restoration (aka Bellwether FOS Holdco, Inc.), a leading commercial and large loss firm headquartered in Colorado and with operations across the U.S. and Canada.

Details of the final fair values of assets acquired and liabilities assumed for the Company’s significant Global Restoration acquisition, which closed in June 2019 are as follows:

Global
Restoration

Accounts receivable	$118,678
Inventories	31,677
Prepaid expenses and other current assets	3,240
Fixed assets	22,574
Operating lease right-of-use assets	10,566
Accounts payable	(24,337)
Accrued liabilities	(21,345)
Unearned revenues	(12,779)
Operating lease liabilities - current	(6,500)
Other current liabilities	(649)
Operating lease liabilities - non-current	(4,072)
Long-term debt - non-current	(5,711)
Other liabilities	(615)
Deferred tax liabilities	(51,590)
Redeemable non-controlling interests	(25,433)
$33,704

Cash consideration, net of cash acquired of $6,518	$(506,680)

Backlog	$7,130
Customer relationships	213,150
Trademarks and trade names	1,850
Goodwill	$250,846

“Acquisition-related items” related to the Global Restoration acquisition included transaction costs of $2,158.

The Global Restoration acquisition was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to Global Restoration prior to the June 21, 2019 closing date. The consideration for the transaction was financed from borrowings under the Credit Agreement, consisting of the Company’s revolving credit facility as well as a $440,000 term loan (see note 11 for further detail).

The amounts of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2019, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date for Global Restoration been January 1, 2018, are as follows:

	Revenues	Net earnings

Actual from Global Restoration for 2019	$219,204	$14,991
Supplemental pro forma for 2019 (unaudited)	2,613,433	(211,188)
Supplemental pro forma for 2018 (unaudited)	2,368,673	125,174

Supplemental pro forma results were adjusted for non-recurring items.

Other 2019 acquisitions:

In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in Chicago and western Canada.

Within the FirstService Brands segment, in addition to Global Restoration, the Company acquired five independent restoration companies, operating in Ohio, California, Missouri, Illinois and Quebec, as well as a Paul Davis Restoration franchise located in the mid-western U.S. The Company also acquired three California Closets franchises operating in Maryland, New Jersey, and Arizona and two fire protection operations based in Houston and Atlanta.

Details of the other 2019 acquisitions, in aggregate, are as follows:

Aggregate
Acquisitions

Current assets	$34,454
Non-current assets	8,175
Current liabilities	(29,059)
Non-current liabilities	(1,574)
Deferred tax liabilities	(6,328)
Redeemable non-controlling interest	(9,874)
$(4,206)

Cash consideration, net of cash acquired of $4,964	$(73,183)
Acquisition date fair value of contingent consideration	(10,611)
Total purchase consideration	$(83,794)

Backlog	$4,240
Customer relationships	13,168
Trademarks and trade names	567
Management contracts and other	11,644
Goodwill	$58,381

For these other 2019 acquisitions, “Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2019 totaled $5,884 (2018 - $4,671). Also included in acquisition-related items was a reversal of $503 related to contingent acquisition consideration fair value adjustments (2018 – $167).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2019 was financed from borrowings under the Credit Agreement and cash on hand.

The amount of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2019, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2018, are as follows:

	Revenues	Net earnings

Actual from other acquired entities for 2019	$103,124	$3,780
Supplemental pro forma for 2019 (unaudited)	2,494,196	(221,769)
Supplemental pro forma for 2018 (unaudited)	2,163,426	106,069

Supplemental pro forma results were adjusted for non-recurring items.

2018 acquisitions:

The Company acquired controlling interests in twelve businesses, three in the FirstService Residential segment and nine in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in South Carolina, Georgia, and Ontario. In the FirstService Brands segment, the Company acquired two California Closets franchises located in Las Vegas and Houston, an independent restoration company in Florida, three Paul Davis Restoration franchises based in Alberta, Kentucky, and Seattle, and three fire protection companies operating in the Southeastern U.S., all of which will be operated as company-owned locations.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Current assets	$22,383
Non-current assets	6,961
Current liabilities	(12,049)
Deferred tax liabilities	(4,230)
Redeemable non-controlling interest	(19,889)
$(6,824)

Note consideration	$(1,035)
Cash consideration, net of cash acquired of $3,038	(59,444)
Acquisition date fair value of contingent consideration	(4,536)
Total purchase consideration	$(65,015)

Acquired intangible assets	$28,960
Goodwill	$42,879

In all years presented, the fair values of non-controlling interests for all acquisitions were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of all acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For certain acquisitions completed during the year ended December 31, 2019, goodwill in the amount of $6,911 is deductible for income tax purposes (2018 - $26,401). No goodwill that arose from the Global Restoration acquisition is deductible for tax purposes.

The determination of fair values of assets acquired and liabilities assumed in business combinations required the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired. Intangible assets acquired at fair value on the date of acquisition are recorded using the income approach on an individual asset basis. The assumptions used in estimating the fair values of intangible assets include future EBITDA margins, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rates. Also, given the significance of the acquisition, the fair values of identifiable assets and liabilities related to the Global Restoration acquisition were developed with the assistance of a third-party valuation firm.

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2019 was $14,423 (see note 18). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $13,187 to a maximum of $15,514. These contingencies will expire during the period extending to July 2022. During the year ended December 31, 2019, $10,056 was paid with reference to such contingent consideration (2018 - $9,245).

5.       Leases

The standard had a material impact on the Company’s consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while its accounting for finance leases remained substantially unchanged.

Select Consolidated Balance Sheet line items, which reflect the adoption of ASC 842 are as follows:

	As Previously
	Reported, at		As Adjusted for
	31-Dec-18	Adjustments	1-Jan-19
(In thousands)

Assets:
Prepaid expenses and other current assets	$37,739	$(125)	$37,614
Operating lease right-of-use-assets	-	99,265	99,265

Liabilities and equity:
Accrued liabilities	132,572	(7,939)	124,633
Operating lease liabilities	-	107,469	107,469
Retained Earnings	45,537	(390)	45,147

Adoption of ASC 842 had no impact to net earnings in the Company's Consolidated Statements of Earnings as well as no impact to net cash from or used in operating, investing or financing activities in the Company's Consolidated Statements of Cash Flows.

The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the twelve months ended December 31, 2019 was $32,161 (2018 - $26,784).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, twelve months ended December 31	2019

Cash paid for amounts included in the measurement of operating lease liabilities	$32,383
Right-of-use assets obtained in exchange for operating lease obligation	$55,663

Weighted Average Remaining Operating Lease Term (years)	5
Weighted Average Discount Rate	4.2%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2019 were as follows:

2020	$36,128
2021	34,586
2022	26,856
2023	20,049
2024	13,865
Thereafter	30,080
Total future minimum lease payments	161,564
Less imputed interest	(19,695)
Total	141,869

Future minimum operating lease payments under non-cancellable leases as of December 31, 2018 were as follows:

2019	$24,505
2020	23,124
2021	19,643
2022	15,384
2023	11,946
Thereafter	21,446
Total future minimum lease payments	116,048

6.        Other (income) expense

	2019	2018

Gain on disposal of business	$(6,082)	$-
Other (income) expense	67	(254)
	$(6,015)	$(254)

During the second quarter, the Company completed the divestiture of two non-core businesses. The Company sold its national accounts commercial painting operations for cash consideration of $3,386 and notes receivable of $2,800. The pre-tax gain on disposal was $1,406. The Company also completed the sale of its Florida and Arizona-based landscaping operations for cash consideration of $9,644 (net of cash disposed of $600). The pre-tax gain on disposal was $4,676.

7.        Components of working capital accounts

	December 31,	December 31,
	2019	2018

Inventories
Work-in-progress	$66,514	$26,534
Finished goods	15,347	11,843
Supplies and other	12,650	9,850

	$94,511	$48,227

Accrued liabilities
Accrued payroll and benefits	$94,010	$73,454
Value appreciation plans	6,510	8,860
Customer advances	1,454	1,365
Other	63,470	48,893

	$165,444	$132,572

8.        Fixed assets

December 31, 2019		Accumulated
	Cost	depreciation	Net

Land	$2,521	$-	$2,521
Buildings	10,602	5,136	5,466
Vehicles	85,585	48,308	37,277
Furniture and equipment	92,863	54,806	38,057
Computer equipment and software	112,752	83,371	29,381
Leasehold improvements	43,170	24,327	18,843
	$347,493	$215,948	$131,545

December 31, 2018		Accumulated
	Cost	depreciation	Net

Land	$2,521	$-	$2,521
Buildings	10,581	4,952	5,629
Vehicles	67,441	40,821	26,620
Furniture and equipment	74,052	49,275	24,777
Computer equipment and software	100,743	76,108	24,635
Leasehold improvements	34,477	20,557	13,920
	$289,815	$191,713	$98,102

Included in fixed assets are vehicles, office and computer equipment under finance lease at a cost of $21,060 (2018 - $9,628) and net book value of $10,745 (2018 - $4,404).

9.        Intangible assets

December 31, 2019	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$360,228	$71,474	$288,754
Franchise rights	49,806	26,707	23,099
Trademarks and trade names	30,303	18,543	11,760
Management contracts and other	79,073	36,462	42,611
	$519,410	$153,186	$366,224

December 31, 2018	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$135,844	$52,600	$83,244
Franchise rights	48,558	22,500	26,058
Trademarks and trade names	27,506	16,360	11,146
Management contracts and other	50,290	21,940	28,350
	$262,198	$113,400	$148,798

During the year ended December 31, 2019, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer relationships	$226,318	11.9
Franchise rights	965	7.7
Trademarks and trade names	2,417	3.8
Management Contracts and other	22,049	6.0

	$251,749	11.3

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2020	$42,602
2021	34,690
2022	34,010
2023	32,669
2024	30,967

10.        Goodwill

	FirstService	FirstService
	Residential	Brands	Consolidated

Balance, December 31, 2017	$188,223	$103,697	$291,920
Goodwill acquired during the year	6,248	36,631	42,879
Other items	922	1,633	2,555
Foreign exchange	(1,450)	(749)	(2,199)
Balance, December 31, 2018	193,943	141,212	335,155
Goodwill acquired during the year	18,446	290,781	309,227
Goodwill disposed during the year	(2,025)	(229)	(2,254)
Other items	527	956	1,483
Foreign exchange	835	401	1,236
Balance, December 31, 2019	$211,726	$433,121	$644,847

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. Based on the quantitative assessment in 2019, the Company has concluded that goodwill is not impaired.

11.         Long-term debt

December 31,
2019

Credit Agreement	$602,977
Senior Notes	150,000
Capital leases maturing at various dates through 2022	10,153
Other long-term debt maturing at various dates up to 2023	3,493
766,623
Less: current portion	5,545

Long-term debt - non-current	$761,078

The Company has $150 million of Senior Notes bearing interest at a rate of 4.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has entered into the Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The weighted average interest rate for 2019 was 4.4%. The Facility had $261,259 of available un-drawn credit as at December 31, 2019. As of December 31, 2019, letters of credit in the amount of $6,316 were outstanding ($5,214 as at December 31, 2018). The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes. The Term Loan was implemented in order to substantially finance the purchase price for Global Restoration.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2019 was 4.4%. The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2020	$16,770
2021	55,230
2022	54,724
2023	220,980
2024 and thereafter	418,919

12.       Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2019	2018

Balance, January 1	$151,585	$117,708
RNCI share of earnings	7,874	11,180
RNCI redemption increment	16,105	13,235
Distributions paid to RNCI	(5,725)	(6,913)
Purchases of interests from RNCI, net	(30,648)	(3,890)
RNCI recognized on business acquisitions	35,307	19,889
Other	164	376
Balance, December 31	$174,662	$151,585

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of December 31, 2019 was $170,983 (2018 - $149,132). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at December 31, 2019, approximately 1,800,000 such shares would be issued, and would have resulted in an increase of $0.90 to earnings per share for the year ended December 31, 2019.

13.       Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Common Shares having one vote per share.

The following table provides a summary of total capital stock issued and outstanding:

	Common Shares
	Number	Amount

Balance, December 31, 2019	41,495,957	$605,428

On December 13, 2019, the Company completed a public offering of a total of 2,165,000 Common Shares at a price of US$92.50 per share, for gross proceeds of US$200,262 (net proceeds of $191,737) with a syndicate of underwriters led by BMO Capital Markets and TD Securities Inc. The net proceeds of the offering were used to repay existing indebtedness under the Facility.

14.       Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at December 31, 2019, there were 689,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2019 is as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,633,150	$44.68
Granted	438,000	83.89
Exercised	(432,050)	25.30
Shares issuable under options -
December 31, 2019	1,639,100	$60.26	2.6	$53,724
Options exercisable - End of period	610,952	$47.49	1.8	$27,831

The Company incurred stock-based compensation expense related to these awards of $8,126 during the year ended December 31, 2019 (2018 - $5,767).

As at December 31, 2019, the range of option exercise prices was $23.96 to $83.89 per share. Also as at December 31, 2019, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $53,724 and 2.61 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2019:

2019

Number of options exercised	432,050

Aggregate fair value	$37,890
Intrinsic value	26,833
Amount of cash received	11,057

Tax benefit recognized	$2,932

As at December 31, 2019, there was $9,043 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2019, the fair value of options vested was $4,711 (2018 - $11,670).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2019

Risk free rate	2.4%
Expected life in years	4.75
Expected volatility	30.6%
Dividend yield	0.7%

Weighted average fair value per option granted	$23.85

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

15.       Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2019	2018

Income tax expense using combined statutory rate of 26.5% (2018 - 26.5%, 2017 - 26.5%)	$(53,128)	$30,529
Permanent differences	1,566	785
Tax effect of flow through entities	(307)	(491)
Adjustments to tax liabilities for prior periods	(328)	(526)
Non-deductible stock-based compensation	2,153	1,528
Excess tax benefits related to stock-based compensation	(3,672)	(3,968)
Foreign, state and provincial tax rate differential	(2,402)	(2,863)
Settlement of long-term incentive arrangement	83,310	-
Other taxes	(45)	(72)
Provision for income taxes as reported	$27,147	$24,922

Earnings before income tax by jurisdiction comprise the following:

	2019	2018

Canada	$(323,100)	$6,854
United States	122,616	108,348
Total	$(200,484)	$115,202

Income tax expense (recovery) comprises the following:

	2019	2018

Current
Canada	$369	$(554)
United States	33,978	23,615
	34,347	23,061

Deferred
Canada	(1,620)	403
United States	(5,580)	1,458
	(7,200)	1,861

Total	$27,147	$24,922

The significant components of deferred income tax are as follows:

	2019	2018

Deferred income tax assets
Loss carry-forwards	$2,788	$1,567
Expenses not currently deductible	23,283	20,440
Stock-based compensation	749	1,312
Allowance for doubtful accounts	3,860	2,018
Inventory and other reserves	3,024	113
	33,704	25,450

Deferred income tax liabilities
Depreciation and amortization	86,072	29,393
Basis differences of partnerships and other entities	793	166
Prepaid and other expenses deducted for tax purposes	1,276	1,689
	88,141	31,248

Net deferred income tax asset (liability) before valuation allowance	(54,437)	(5,798)
Valuation allowance	965	779

Net deferred income tax asset (liability)	$(55,402)	$(6,577)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2019	2018	2019	2018	2019	2018

Canada	$4,430	$1,638	$-	$-	$4,430	$1,638
United States	18,615	12,562	15,840	10,529	2,775	2,033

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 6 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $528,519 as at December 31, 2019 (2018 - $429,173). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

The gross unrecognized tax benefits are $148 (2018 - $148). Of this balance, $148 (2018 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2019, there was no adjustment to interest and penalties related to provisions for income tax (2018 - nil). As at December 31, 2019, the Company had accrued $38 (2018 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

16.       Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2019	2018

Shares issued and outstanding at beginning of period	35,980,047	35,916,383
Weighted average number of shares:
Issued during the period	2,245,229	111,904
Repurchased during the period	-	(76,076)
Weighted average number of shares used in computing basic earnings per share	38,225,276	35,952,211
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	437,204	619,089
Number of shares used in computing diluted earnings per share	38,662,480	36,571,300

17.        Other supplemental information

	2019	2018

Franchisor operations
Revenues	$148,607	$132,079
Operating earnings	33,999	37,709
Initial franchise fee revenues	4,956	4,496
Depreciation and amortization	6,959	5,893
Total assets	140,439	128,627

Cash payments made during the period
Income taxes	$31,562	$28,221
Interest	29,772	11,714

Non-cash financing activities
Increases in finance lease obligations	$9,928	$1,919

18.       Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is economically hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2019:

	Carrying value at	Fair value measurements
	December 31, 2019	Level 1	Level 2	Level 3

Contingent consideration liability	$14,423	$-	$-	$14,423

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Balance, December 31, 2018	$13,286
Amounts recognized on acquisitions	10,611
Amounts recognized on acquisitions of management contracts	1,751
Fair value adjustments	(503)
Resolved and settled in cash	(10,056)
Other	(666)
Balance, December 31, 2019	$14,423

Less: current portion	$6,269
Non-current portion	$8,154

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	2019		2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,033	$4,033	$4,212	$4,212
Long-term debt	766,623	779,279	334,523	344,198

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

19.       Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

In May 2019, the Company settled the restated management services agreement (“MSA”), including the long-term incentive arrangement (the “LTIA”), between the Company and Jay S. Hennick, the Company’s Founder and Chairman. As part of the settlement, the Multiple Voting Shares of the Company were converted into Subordinate Voting Shares on a one-for-one basis for no consideration, thereby eliminating the Company’s dual class share structure. For consideration of $314,379, which is the purchase price determined with reference to the LTIA formula provided in the restated MSA, FirstService acquired all of the shares in the company which indirectly held the MSA. The Company, under the terms of the transaction: (a) paid $62,900 (approximately C$84,300) in cash; and issued a total of 2,918,860 Subordinate Voting Shares. Subsequent to the completion of the transaction, the MSA was terminated, thereby eliminating the LTIA and all future fees and other entitlements owing thereafter, and the Company filed an amendment to its articles that re-classified its Subordinate Voting Shares as Common Shares. The settlement of the LTIA was considered a modification of a share-based payment arrangement, which was accounted for as compensation expense in the Company’s Consolidated Statements of Earnings. The net cash impact was included in operating activities in the Company’s Consolidated Statements of Cash Flows.

20.       Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2019 was $1,330 (2018 - $1,156). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2019, the Company had $2,564 of loans receivable from minority shareholders (December 31, 2018 - $2,064). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

21.       Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2019	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,411,998	$995,412	$-	$2,407,410
Depreciation and amortization	25,628	53,886	43	79,557
Operating earnings (loss)	104,706	60,586	(339,711)	(174,419)
Other income, net				6,015
Interest expense, net				(32,080)
Income taxes				(27,147)

Net earnings				$(227,631)

Total assets	$625,310	$1,323,024	$7,135	$1,955,469
Total additions to long lived assets	112,482	636,555	308	749,345

2018	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,254,840	$676,633	$-	$1,931,473
Depreciation and amortization	23,045	29,686	41	52,772
Operating earnings (loss)	89,043	54,988	(16,463)	127,568
Other expense, net				254
Interest expense, net				(12,620)
Income taxes				(24,922)

Net earnings				$90,280

Total assets	$474,837	$525,850	$6,787	$1,007,474
Total additions to long lived assets	31,548	90,592	-	122,140

Geographic information

Revenues in each geographic region are reported by customer locations.

	2019	2018

United States
Revenues	$2,184,789	$1,822,688
Total long-lived assets	1,022,721	539,645

Canada
Revenues	$222,621	$108,785
Total long-lived assets	252,788	42,410

Consolidated
Revenues	$2,407,410	$1,931,473
Total long-lived assets	1,275,509	582,055

22.       Impact of recently issued accounting standards

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU affects a number of aspects of tax accounting including simplifying the accounting for income taxes by removing a number of reporting exceptions. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.